UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 14 October 2019

ASX RELEASE

14 October 2019

NOTICE OF MEETING FOR THE 2019 ANNUAL GENERAL MEETING

Sydney, 14 October 2019 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide its Notice of Meeting in respect of its forthcoming Annual General Meeting, to be held at 10am on Wednesday 13 November 2019 at the offices of Baker McKenzie at Level 46, 100 Barangaroo Avenue, Sydney.

We would like to welcome you to our AGM web page https://www.kaziatherapeutics.com/agm where you can access materials relevant to the AGM and also register your vote online. Shareholders are encouraged to submit questions in advance of the meeting and can do so via the above page. We look forward to welcoming shareholders and friends of Kazia to our meeting.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in 2018. Initial safety data was released in May 2019, and efficacy data is expected in 2H 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented at the AACR annual conference in April 2019 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

KAZIA THERAPEUTICS LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE ANNUAL GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

2019 NOTICE OF ANNUAL GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF THE 2019 ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD AT 10AM ON WEDNESDAY 13 NOVEMBER 2019 AT THE OFFICES OF BAKER MCKENZIE, LEVEL 46, ONE INTERNATIONAL TOWERS, 100 BARANGAROO AVENUE, SYDNEY NSW 2000.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 10AM (SYDNEY TIME) ON 11 NOVEMBER 2019.

14 October 2019

Dear Shareholder

We are pleased to invite you to attend the 2019 Annual General Meeting of the Shareholders of Kazia Therapeutics Limited, which is scheduled to be held at Level 46, 100 Barangaroo Avenue, Sydney NSW 2000 on Wednesday 13 November 2019 at 10 am (Sydney time).

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company.

The full range of R&D activities of the Company is presented on the Kazia website which can be found at (www.kaziatherapeutics.com).

AGENDA

The resolutions on the agenda for this Meeting are for:

1.	Adoption of Remuneration Report;

2.	Re-Election of Steven Coffey;

3.	The grant of up to 1,200,000 options to Dr James Garner; and

4.	Approval of Additional Placement capacity under ASX Listing Rule 7.1A.

VOTING

If you plan to attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in this Notice of Meeting, by no later than 10.00 am (Sydney time) on Monday 11 November 2019. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Your vote is important and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Notice and return it to the Company or the Share Registry in accordance with the directions provided.

Yours faithfully

Kate Hill

Company Secretary

On behalf of the Board of Directors

NOTICE OF GENERAL MEETING

Kazia Therapeutics Limited

ABN 37 063 259 754

Time and Place of Meeting

NOTICE is hereby given that the 2019 Annual General Meeting of Kazia Therapeutics Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified below will be conducted.

Date:	Wednesday 13 November 2018

Time:	10.00 am (Sydney time)

Location:	Baker McKenzie, Level 46, 100 Barangaroo Avenue, Sydney NSW 2000

Ordinary Business

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2019 and the related reports of the Current Directors and the Auditor (as contained in the Annual Report).

RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 1 – Adoption of Remuneration Report

“That, the Remuneration Report for the year ended 30 June 2019 as set out in the Company’s Annual Report for the year ended 30 June 2019 be adopted.”

Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company.

RESOLUTION 2 – RE-ELECTION OF STEVEN COFFEY

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Re-Election of Steven Coffey

“To re-elect Steven Coffey, who retires by rotation in accordance with ASX Listing Rule 14.4 and clauses 21.1 and 21.7 of the Company’s Constitution and being eligible, offers himself for re-election as a Director.”

Special Business

RESOLUTION 3 – APPROVAL OF GRANT OF OPTIONS TO DR JAMES GARNER

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 3 – Approval of grant of Options to Dr James Garner

“That, for the purposes of Listing Rule 10.14 and for all other purposes, approval is given to the grant of 1,200,000 Options and issue of 1,200,000 Shares on exercise of those Options, to Dr James Garner, the Managing Director of the Company, under the Company’s Employee Share Option Plan and otherwise on the terms set out in the Explanatory Memorandum.”

RESOLUTION 4 – APPROVAL OF ADDITIONAL PLACEMENT CAPACITY

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 4 – Approval of additional placement capacity under Listing Rule 7.1A

“That pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the additional capacity of the Company to issue equity securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions stated in the Explanatory Memorandum which accompanies this Notice of Meeting.”

Other Business

To transact any other business as may be brought before the Meeting in accordance with the Constitution of the Company and of which the requisite notice has been given.

By order of the Board

Kate Hill

Company Secretary

Dated: 14 October 2019

Notes:

(a)	A Shareholder who is entitled to attend and cast a vote at the Annual General Meeting is entitled to appoint a proxy.

(b)

The proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(c)

If you wish to appoint a proxy and are entitled to do so, then complete the attached proxy form in accordance with the instructions on the form and return the completed proxy form to the Share Registry in a manner indicated on the form no later than 10.00 am (Sydney time) on Monday 11 November 2019.

(d)

If the proxy has two or more appointments that specify different ways to vote on the resolution the proxy must not vote on a show of hands. If the proxy is the chair of the Meeting, the proxy must vote on a poll or must vote the way specified in the proxy form. If the proxy is not the chair of the Meeting the proxy need not vote on the poll, but if the proxy does so, the proxy must vote as specified in the proxy form.

(e)

If the proxy form specifies the way the proxy is to vote on a particular resolution and the proxy is not the chair of the Meeting and a poll is demanded and either the proxy is not recorded as attending, or the proxy does not vote, the chair of the Meeting is deemed the proxy for that resolution.

(f)

A corporation may elect to appoint a representative, rather than a proxy, under the Corporations Act, in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the Annual General Meeting.

(g)

The Company has determined under regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that for the purpose of voting at the Annual General Meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7:00pm (Sydney time) on Monday, 11 November 2019.

(h)

If you have any queries on how to cast your votes, please call the Company’s share registry, Computershare Investor Services Pty Limited, on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) during business hours.

Voting Exclusion Statements

Resolution 1: Directors’ Remuneration Report

The Company will disregard votes cast by or on behalf of a member of the Key Management Personnel or a Closely Related Party of the Key Management Personnel.

However, Key Management Personnel and their Closely Related Parties may cast a vote on Resolution 1 as a proxy if the vote is not cast on their behalf and either:

(a)   the proxy appointment is in writing that specifies the way the proxy is to vote (e.g. for, against, abstain) on the Resolution; or

(b)   the vote is cast by the chairman of the Meeting and the appointment of the chairman as proxy:

(i) does not specify the way the proxy is to vote on the Resolution; and

(ii)  expressly authorises the person chairing the Meeting to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel.

If you are a member of Key Management Personnel or a Closely Related Party of a member of Key Management Personnel (or acting on behalf of them) and purport to cast a vote that will be disregarded by the Company, you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

Resolution 3: Approval of Grant of Options to Dr Garner

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of:

(a)   any director who is eligible to participate in the Company’s Employee Share Option Plan or their respective associates; or

(b)   a member of the Key Management Personnel or a Closely Related Party of the Key Management Personnel.

However, Key Management Personnel (including a Director) and their Closely Related Parties may cast a vote on Resolution 3 as a proxy if the vote is not cast on their behalf and either:

(c)   the proxy appointment is in writing that specifies the way the proxy is to vote (e.g. for, against, abstain) on the Resolution; or

(d)   the vote is cast by the person chairing the Meeting and the appointment of the chairman as proxy:

(i) does not specify the way the proxy is to vote on the Resolution; and

(ii)  expressly authorises the chairman to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel.

If you are a member of Key Management Personnel or a Closely Related Party of a member of Key Management Personnel (or acting on behalf of them) and purport to cast a vote that will be disregarded by the Company, you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

Resolution 4: Approval of Additional Placement Capacity under Listing Rule 7.1A

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who might obtain a benefit, except a benefit solely in the capacity of a Shareholder, if the Resolution is passed, or any Associate of such persons.

Under Listing Rule 14.11.1 and the notes under that rule about Listing Rule 7.1A, as at the date of this Notice of Meeting, it is not known who may participate in the proposed issue (if any). On that basis, no Shareholders are currently excluded from voting on this Resolution.

EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full and, if in doubt about what to do in relation to a Resolution, Shareholders should consult their stockbroker, solicitor or financial or other professional advisor.

Ordinary Business

Accounts and Reports

The Corporations Act requires the Company to lay before the Annual General Meeting the Financial Report, Directors’ Report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2019.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the meeting. Copies of these reports can be found on the Company’s website http://www.kaziatherapeutics.com.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2019;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chairman about the management of the Company, or to the Company’s auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office.

RESOLUTIONS

(A)	Resolution 1 – Remuneration Report

Board comment

The Board offers the following observations on the Remuneration Report:

•

The Board and its Remuneration and Nomination Committee take a balanced view between the need to pay market rates to attract talent, and the financial resources of the Company. In particular, as in the prior year, the Board and the Committee have focussed the remuneration spend on personnel best placed to advance the clinical stage assets of the Company.

•

The Board notes that there is again a much lower spend on remuneration for Key Management Personnel during FY19 as a result of a range of streamlining activities undertaken by the Board and Management in the early part of FY18.

As set out in the Notice of Meeting, any member of the Key Management Personnel, together with a closely related party of those members, are excluded from casting a vote on Resolution 1.

Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1.

Background to the Resolution

The Remuneration Report is contained in the “Directors’ Report” section of the Annual Report, a copy of which can be found on the Company’s website, http://www.kaziatherapeutics.com.

Publicly listed companies are required to submit their remuneration reports to a vote for adoption at each of their annual general meetings. Whilst the following resolution is to be determined as an ordinary resolution, it is advisory only and does not bind the Directors or the Company.

This Resolution is advisory only and is not binding on the Company. However, if more than 25% of the votes cast on this Resolution are voted against the adoption of the Remuneration Report, the Remuneration Report for the following year must either address any comments received from Shareholders or explain why no action has been taken in response to those comments. If, at the following annual general meeting of the Company, the Remuneration Report is again voted against by 25% or more of votes cast, a ‘spill resolution’ will be put to Shareholders. If at least 50% of the votes cast are in favour of the ‘spill resolution’, a special meeting of the Company will be held within 90 days at which the Directors in office at the time of the second annual general meeting of the Company must resign and stand for re-election.

At the Company’s 2018 Annual General Meeting for the 2018 Remuneration Report, the votes cast against this Resolution were less 25%, therefore the current “strike” count is zero.

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Remuneration Report.

(B)	Resolution 2 – Re-Election of Steven Coffey

Background to the Resolution

Clauses 21.1 of the Company’s Constitution provides that, amongst other things, a Director must not hold office without re-election for more than 3 years or following the third annual general meeting after that Director last appointment or re-election, whichever is the longer. This mirrors the requirements of ASX Listing Rule 14.4. Clause 21.7 provides that a Director who retires from office under the Constitution will be eligible for re-election to the Board at the meeting at which that Director retires from office.

The length of time a Director has been in office is computed from that Director’s last election. Mr Coffey was last re-elected to the Board at the 2016 Annual General Meeting of the Company.

As at the date of this Notice of Meeting, the Board of the Company comprised of three Directors who are subject to rotation. The Director longest in office without being re-elected is Steven Coffey and is therefore required to retire. Being eligible, Mr Coffey offers himself to be re-elected as Director of the Kazia Therapeutics.

Steven Coffey credentials

Steven is a Chartered Accountant and registered company auditor and has over 35 years’ experience in the accounting and finance industry. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He has previously served on the board of an ASX listed public company and sits on the board of a number of large private family companies. He audits a number of large private companies and not-for-profit entities.

Steve has made a valuable contribution during his time as a Director of the Company. He was first appointed in November 2012 and accordingly is the longest serving member of the Board, and during his tenure he has overseen the complete transformation of the Company. Steve is also the only current director with the appropriate expertise and qualifications to act as the Chair of the Audit, Risk and Governance Committee.

Board Recommendation

The Directors (Mr Coffey abstaining) recommend that you vote in favour of this Resolution 2.

The Chairman intends to exercise all undirected proxies in favour of Resolution 2.

Special Business

(C)	Resolution 3 – Approval of grant of Options to Dr James Garner

Resolution 3 seeks approval from Shareholders under Listing Rule 10.14 and for all other purposes for the Board to grant 1,200,000 Options to Dr James Garner, the Chief Executive Officer and Managing Director of the Company, under the Company’s Employee Share Option Plan.

Background to the Resolution

The broad remuneration policy of the Company is to ensure that the remuneration package of key management personnel reflects their duties and responsibilities and is competitive in attracting, retaining and motivating people of the highest quality.

The non-executive Directors, being all of the Directors other than Dr Garner, believe that the grant of the Options the subject of this Resolution 3 to Dr Garner is an appropriate way to set long term incentive as part of Dr Garner’s remuneration package, encouraging a continuous high level of service in future, and aligning his incentive to the improvement of shareholder value.

Dr Garner was originally granted 7,500,000 Options under the ESOP soon after his appointment (which were consolidated to 750,000 Options following the Company’s share consolidation approved by Shareholders on 15 November 2017). While the majority of those Options have now vested, their exercise price is significantly above the current market price, and hence the incentive element of this part of his remuneration has become ineffective. The directors do however believe that Dr Garner has added enormous value to the Company to position it to deliver future value, and hence would like to recognise this with a new equity grant. Upon the grant of the Options the subject of this Resolution 3 (subject to Resolution 3 being passed), the existing 750,000 Options on issue will be cancelled.

The Options that will be issued to Dr Garner (subject to Resolution 3 being passed) will vest as to 50% on issue, with the remainder to vest over 3 years.

Please see the summary of the terms and conditions of the Options below for more details.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act provides that a public company must not, without the approval of the company’s members, give a financial benefit to a related party, unless it falls within a specified exception in the Corporations Act.

Dr Garner is a related party of the Company for the purposes of section 228(2) Corporations Act as he is a Director. Therefore, the grant of Options the subject of this Resolution 3 will constitute the giving of a financial benefit to a related party for the purposes of section 229(3)(e) Corporations Act.

Section 211 of the Corporations Act provides an exemption to the restrictions in Chapter 2E on the giving of financial benefits to related parties, if the financial benefit is remuneration to an officer or employee of a public company and the remuneration is reasonable given the circumstances of the public company and the officer or employee (including the responsibilities involved in the office or employment).

It is the view of the Board that the terms of the financial benefit, being the grant of Options the subject of this Resolution 3, in conjunction with other components of Dr Garner’s remuneration, comprises reasonable remuneration having regard to the Company’s and Dr Garner’s circumstances (including his responsibilities as Chief Executive Officer and Managing Director), and would therefore fall within an exemption set out in section 211 of the Corporations Act. The Options the subject of Resolution 3 will (if this Resolution is approved) be granted to Dr Garner for the sole purpose of remunerating him for his services as the Chief Executive Officer and Managing Director of the Company.

Terms and Conditions of the Options

Each Option will be issued to Dr James Garner on the following terms and conditions:

Maximum number of Options to be issued	Dr Garner will be granted 1,200,000 unlisted Options. Each Option, once exercised, entitles Mr Garner to one Share.

Amount payable for each Option	The Options will be granted for nil consideration.

Exercise Price	The Exercise Price for the Options is $0.4925 per Option.

Quotation of Shares issued on exercise	Upon exercise of any of the Options, the Company will apply for quotation of the Shares issued as a result of the exercise, subject to any restrictions imposed by the ASX.

Date by which the Options will be granted	Subject to the approval of this Resolution 3, the Options will be granted within 5 days following the Meeting and, in any event, no later than 12 months after the Meeting.

Employee Share Option Plan

The Options will be granted under, and subject to the terms of, the Company’s ESOP, which was last approved by Shareholders on 15 November 2017. A summary of the terms of the ESOP is included in Schedule 1.

Eligibility for participation in the ESOP is described in detail in Schedule 1, but includes all Directors of the Company and its related bodies corporate (as determined by the Board).

No securities have been issued to persons referred to in Listing Rule 10.14 under the Company’s ESOP since it was last approved by Shareholders.

Loan arrangements	There are and will be no loan arrangements with Dr Garner in relation to the grant or exercise of the Options.

Vesting Dates and Vesting Conditions

The Options will vest and be exercisable as follows:

1)  600,000 Options to vest upon issue;

2)  200,000 Options to vest on 4 January 2020;

3)  200,000 Options to vest on 4 January 2021; and

4)  200,000 Options to vest on 4 January 2022.

The Options will vest in accordance with the terms of the ESOP.

Option Period	Once vested, Options may be exercised at any time up to 5.00pm (Sydney time) on 4 January 2024. Options which are not exercised during the Option Period will automatically lapse and be cancelled.

Total remuneration of Dr James Garner

As disclosed in the 2019 Annual Report, Dr James Garner’s remuneration package is as follows:

Base Salary	$458,000 per annum (exclusive of superannuation).

Performance Bonus	Each year Dr Garner may receive a performance bonus valued at up to 50% of his base salary (given at the discretion of the Board and measured against the key performance indicators in place for the relevant year).

Other Incentives	1,200,000 Options (subject to the approval of this Resolution 3). 750,000 Options (which will be cancelled if Resolution 3 is approved).

Board recommendation

Approval of the proposed resolution would have the effect of authorising the grant of up to 1,200,000 Options over unissued Shares in the Company to Dr Garner.

The Directors other than Dr Garner do not have an interest in the outcome of the resolution and recommend that Shareholders vote in favour of Resolution 3 for the following reasons:

(a)

the Options are considered by the Directors to provide a cost-effective means of giving an incentive to Dr Garner to advance the Company’s interests in accordance with the directions given from time to time by the Board of Directors; and

(b)	the number of Options to be issued is considered to be in line with the number issued to directors of similar companies.

Dr Garner, who stands to gain personally from the grant of the Options, declines to make any recommendation in relation to Shareholders’ consideration of the resolution.

Note: Shareholders’ approval for the Resolution is being sought pursuant to Listing Rule 10.14 for the grant of up to 1,200,000 Options. Consequently, in accordance with Listing Rule 7.2 (Exception 14), Shareholder approval under Listing Rule 7.1 is not required for the grant of these Options. In addition, in accordance with Listing Rule 7.2 (Exception 4), Shareholder approval under Listing Rule 7.1 will not be required for the issue of any Shares issued pursuant to the exercise of Options.

(D)	Resolution 4 - Approval of Additional Placement Capacity.

Board Recommendation

The Company desires to maintain flexibility to respond promptly to maximise opportunities afforded by capital markets, and to do this the Company again seeks approval from shareholders for an additional placement capacity under Listing Rule 7.1A. The most likely use of this increased capacity would be to take advantage of an opportunity to raise additional funds to apply to the progression of our lead candidates, GDC 0084 and Cantrixil, through clinical trials.

The Directors believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 4.

The Chairman intends to exercise all undirected proxies in favour of Resolution 4.

Background to the Resolution

Resolution 4 seeks Shareholder approval to permit the Company to issue an additional 10% of its issued capital over a 12-month period in accordance with Listing Rule 7.1A.

Under Listing Rule 7.1, the Company may issue Equity Securities equal to up to 15% of its issued capital in any 12-month period without seeking Shareholder approval. In addition, under Listing Rule 7.1A, eligible entities may seek shareholder approval to issue further Equity Securities up to 10% of the issued capital of the entity within the 12 months from approval being granted, in addition to the 15% capacity under Listing Rule 7.1 (Additional Placement Capacity).

An entity is eligible to seek Additional Placement Capacity if it is not included in the S&P/ASX300 index and has a market capitalisation of $300 million or less. As the Company satisfies these requirements as at the date of this Notice, it is eligible to seek Shareholder approval for Additional Placement Capacity. For illustrative purposes, the Company’s market capitalisation was approximately $31.08 million based on a closing price of $0.50 per Share on 7 October 2019.

Description of Listing Rule 7.1A

The number of Equity Securities that may be issued (if this resolution 5 is passed) will be determined in accordance with the following formula as prescribed in Listing Rule 7.1A.2:

Additional Placement Capacity = (A x D) – E

where:

A	is the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement to issue:

(a)	plus the number of fully paid ordinary securities issued in the 12 months under an exception in Listing Rule 7.2;

(b)	plus the number of partly paid ordinary securities that became fully paid in the 12 months;

(c)	plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under Listing Rule 7.1 or 7.4;

(d)	less the number of fully paid ordinary securities cancelled in the 12 months.

D	is 10%

E

is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of holders of ordinary securities under Listing Rule 7.1 or 7.4.

The effect of Resolution 3 will be to allow the Directors to issue the Equity Securities under the Additional Placement Capacity in addition to the Company’s 15% placement capacity under Listing Rule 7.1.

Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the Additional Placement Capacity as follows:

Minimum price at which the Equity Securities may be issued

The issue price of each Equity Security must be no less than 75% of the VWAP for the Equity Securities calculated over the 15 trading days on which trades in that class where recorded immediately before:

(a)   the date on which the price, at which the securities are to be issued, is agreed; or

(b)   if the securities are not issued within five trading days of that date, the date on which the securities are issued.

Risk of economic and voting dilution

An issue of Equity Securities under Listing Rule 7.1A involves the risk of economic and voting dilution for existing ordinary Shareholders. The risks include:

(a)   the market price for shares may be significantly lower on the issue date than on the date of the approval under Listing Rule 7.1A; and

(b)   the Equity Securities may be issued at a price that is at a discount to the market price for the shares on the issue date. In accordance with Listing Rule 7.3A.2, a table describing the notional possible dilution, based upon various assumptions as stated, is set out below.

Date by which the Company may issue the securities

The period commencing on the date of the Meeting at which approval is obtained and expiring on the earlier of the following dates:

(a)   the date which is 12 months after the date of the Annual General Meeting; and

(b)   the date of the approval by the Company’s Shareholders of a transaction under Listing Rule 11.1.2 or Listing Rule 11.2

Purposes for which the Equity Securities may be issued including whether Equity Securities may be issued for non-cash consideration

The Company intends that funds raised from the issue of any Equity Securities under the Additional Placement Capacity be applied for advancing the Company’s key assets, GDC 0084 and Cantrixil, through clinical trials. The Company may also seek to issue Equity Securities under the Additional Placement Capacity as non-cash consideration or cash consideration for the acquisition of new in-licensed assets, intellectual property assets or as cash for general working capital purposes.

The specific purposes for which any particular issue is made under the Additional Placement Capacity will be disclosed by way of an ASX announcement at the time of the issue. The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon issue of any Equity Securities under the Additional Placement Capacity.

Details of the Company’s allocation policy for issues under approval

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue under the Additional Placement Capacity. The identity of the allottees of Equity Securities under the Additional Placement Capacity will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(a)   the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(b)   the effect of the issue of Equity Securities on the control of the Company;

(c)   the financial situation and solvency of the Company; and

(d)   advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional Placement Capacity have not been determined as at the date of this Notice but may include existing Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new intellectual property assets or investments, it is possible that the allottees under the Additional Placement Capacity will be the vendors of the new intellectual property assets or investments.

Previous approvals under Listing Rule 7.1A	Approval has been sought and granted in the 2018, 2017 and 2016 Annual General Meetings, with a total of 4,832,962 shares being issued under Rule 7.1A in October 2018, and no other issues under Rule 7.1A at any other time during the past three years.

For the purposes of Listing Rule 7.3A.6(a), the table below shows the total number of Equity Securities issued in the past 12 months preceding the date of the Meeting and the percentages those issues represent of the total number of Equity Securities on issue at the commencement of the 12 month period.

	Shares	Quoted Options	Unquoted Options	Convertible Notes
Equity Securities on issue at the commencement of the 12-month period	60,130,446	3,148,948	4,802,438	1,856,000
Equity Securities issued in the prior 12-month period*	2,036,227	Nil	250,000	Nil
Previous issues as a percentage of the total number of Equity Securities on issue at commencement of the 12-month period	3.39%	N/A	5.2%	N/A

*	Details of the individual issues in the prior 12 months are summarised in Schedule 2.

The Equity Securities issued in the prior 12-month period represent approximately 3.3% of the Equity Securities on issue at the commencement of the 12-month period.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of Shares for variable “A” calculated under the formula set out in Listing Rule 7.1A.2 as at the date of this Notice of Meeting.

The table shows two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of Shares the Company has on issue as at the date of the Notice of Meeting. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlement issue or scrip issued under a takeover offer) or as a result of future specific placements under Listing Rule 7.1 that are approved at future Shareholder meetings

The table also shows two examples where the issue price of Shares has decreased by 50% and increased by 100% as against the current market price of the Company’s Shares.

Variable A in ASX Listing Rule 7.1.A.2		Dilution
		50% decrease in Current Market Price ($0.25)	Current Market Price ($0.50)	100% increase in Current Market Price ($1.00)
Current Variable A (62,166,673)	10% Voting Dilution	6,216,667	6,216,667	6,216,667
	Funds Raised	$1,554,166.84	$3,108,333.65	$6,216,667.30
50% increase in current Variable A (93,250,010)	10% Voting Dilution	9,325,001	9,325,001	9,325,001
	Funds Raised	$2,331,250.24	$4,662,500.48	$9,325,000.95
100% increase in current Variable A (124,333,346)	10% Voting Dilution	12,433,335	12,433,335	12,433,335
	Funds Raised	$3,108,333.65	$6,216,667.30	$12,443,334.60

*	Note: Current Variable A refers to the calculation required by Listing Rule 7.1A.2 which, in the Company’s case, equates to the current number of Shares on issue.

The table above has been prepared on the following assumptions:

(a)	the Company issues the maximum number of Shares available under the Additional Placement Capacity;

(b)	no convertible securities convert into Shares before the date of the issue of the Shares available under the Additional Placement Capacity;

(c)	the 10% voting dilution reflects the aggregate percentage dilution against the issued Share capital at the time of issue (which is why the voting dilution is shown in each example as 10%);

(d)

the table does not show an example of dilution that may be caused to a particular Shareholder by reason of a Share issue under the Additional Placement Capacity, based on that Shareholder’s holding at the date of the Annual General Meeting;

(e)	the table shows only the effect of issues of Equity Securities under the Additional Placement Capacity, not under the Company’s 15% placement capacity under Listing Rule 7.1;

(f)	the issue of Equity Securities under the Additional Placement Capacity consists only of ordinary Shares in the Company; and

(g)	the issue price is AUD $0.50 per Share, being the closing price of Shares on ASX on Monday 7 October 2019.

As at the date of this Notice of Meeting, the Company has 62,166,673 Shares on issue. Subject to Shareholders approving this Resolution 4, the Company will have capacity to issue the following Equity Securities as at the date of the Annual General Meeting:

(a)	9,325,001 securities under Listing Rule 7.1; and

(b)	6,216,667 Shares under the Additional Placement Capacity.

Special resolution

This Resolution 4 must be passed as a special resolution. A special resolution requires approval of at least 75% of the votes cast by Shareholders entitled to vote on the Resolution.

GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

Annual Report	The Company’s annual report for the 12-month period ended 30 June 2019.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	Has the meaning given to that term in sections 10 to 17 of the Corporations Act.

Auditor	Grant Thornton Audit Pty Limited ACN 130 913 594.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Closely Related Party	Has the meaning given to that term in section 9 of the Corporations Act.

Company	Kazia Therapeutics Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Director	A director of the Company.

Employee Share Option Plan or ESOP	The Employee Share Option Plan of the Company, which was last approved by Shareholders at the Company’s 2017 annual general meeting on 15 November 2017.

Equity Security	Has the meaning given to that term in Listing Rule 19.12.

Explanatory Statement	The Explanatory Memorandum accompanying the Notice of Meeting.

Group	The Company and is related bodies corporate (as that term is defined in the Corporations Act).

Key Management Personnel	The key management personnel whose remuneration details are included in the Remuneration Report.

Listing Rules	The listing rules of the ASX as amended from time to time.

Meeting or Annual General Meeting	The Annual General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Option	An option to acquire a Share.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold more than 50% (in number) of all voting Equity Securities of the Company.

Proxy Form	The proxy form attached to this Notice.

Remuneration Report	The remuneration report set out in the Annual Report.

Resolution	A resolution set out in the Notice.

Securities	Collectively, any Shares or other securities issued by the Company.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited.

Shareholder	A registered holder of one or more Share(s).

Special Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 75% (in number) of all voting Equity Securities of the Company.

Trading Day	Has the meaning given to that term in Listing Rule 19.12.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.

SCHEDULE 1

Summary of terms of Employee Share Option Plan

Eligible Participants

Any employee (full or part time) or officer of:

(a)   the Company;

(b)   any company that is a related body corporate of the Company; or

(c)   any company in which the Company has voting power of at least 20% of the voting shares,

who the board of directors of the Company decides in its discretion is eligible to participate (Participant).

Grant of Options	Each Option issued under the ESOP is an option to subscribe for one Share. The Options are at all times subject to the provisions of the Listing Rules.

Administration	The ESOP will be administered by the Board, or a committee appointed by the Board (Committee). The Board or Committee has an absolute discretion to determine appropriate procedures for the administration of the ESOP and resolve questions of fact or interpretation and formulate special terms and conditions in addition to those set out in the ESOP.

Maximum number of Shares over which Options may be granted

At any time, the aggregate of the total number of Shares:

(a)   which the Company would have to issue if all Options granted under the ESOP which have not lapsed were exercised;

(b)   which the Company would have to issue if all Options which have been granted under employee incentive schemes of the Company, which have not lapsed were exercised; and

(c)   issued under employee incentive schemes of the Company during the period of 5 years preceding that time,

must not exceed 5 per cent of the number of issued Shares at that time (whether fully paid or partly paid).

In working out the aggregate number of Shares the Company can issue, disregard any Share or option for a Share issued:

(a)   to or by a person situated outside Australia at time of receipt of the offer;

(b)   by way of or as a result of an offer or invitation pursuant to a disclosure document; and

(c)   by way of or as a result of an offer which does not need disclosure to investors because of section 708 of the Corporations Act.

Participation

The Committee may from time to time give a Participant notice inviting the Participant to apply for Options. The invitation will specify, among other things:

(a)   the number of Options for which the Participant is invited to apply;

(b)   the amount payable (if any) by the Participant as consideration for the Options and the terms of its payment;

(c)   the Exercise Price;

(d)   the Vesting Period (as defined below);

(e)   the Option Period (as defined below);

(f)   the exercise conditions (if any) determined by the Committee

(g)   to be applicable in respect of each Option;

(h)   the closing date for applying for each Option;

(i) how the Company will during the Option Period make available to the Participant the current market price of Shares; and

(j) how the Participant is to apply for the Option.

Vesting Period and Option Period

The Vesting Period will be two years after the date of grant or another period as determined by the board or Committee (Vesting Period).

Unless another option period is specified in the invitation, Options issued under the ESOP will expire the fifth anniversary of the date of grant (or some other date as determined by the Committee from time to time) (Option Period).

Lapse of Options

Each Option lapses:

(a)   on exercise of the Option;

(b)   if the Option is not exercised - at the end of the Option Period;

(c)   if the Participant:

(i) dies;

(ii)  ceases to be an Employee during the Vesting Period; or

(iii)  ceases to be an Employee after the Vesting Period and the Option is not exercised within 30 business days after that happens;

(d)   if the Board or the Committee becomes aware of circumstances which, in the reasonable opinion of the Board or Committee indicate that the Participant has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations and the Committee (in its absolute discretion) determines that the Option lapses; or

(e)   if the Company commences to be wound up.

Transfer of Options

Each Option is personal to the Participant and is not transferable, transmissible, assignable or chargeable except:

(a)   on the death of the Participant after the Vesting Period and before the end of the Option Period, with the written approval of the Committee; or

(b)   otherwise with the Committee’s prior written consent.

Re-organisations	As required by Listing Rule 6.16, the Options terms allow the rights of an option holder to comply with the listing rules applying to a reorganisation of capital at the time of the reorganisation.

New issues

The Option holder may not participate in new issues without first exercising the Option.

Where after the Vesting Period but during the Option Period of an Option, the Company makes a pro rata offer or invitation to holders of Shares of securities of the Company or any other entity, the Company must give the Participant notice not less than 9 business days before the record date to determine entitlements to receive that offer or invitation to enable the Participant to exercise the Option and receive that offer or invitation in respect of the Shares allotted on exercise of the Option.

Where during the Option Period the Company makes a pro-rata bonus issue to holders of Shares and an Option is not exercised before the record date to determine entitlements to that bonus issue, the number of securities to be issued on exercise of the Option is the number of Shares before that bonus issue plus the number of securities which would have been issued to the holder if the Option had been exercised before that record date.

Where after the Vesting Period and before the end of the Option Period the Company gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional securities (except a bonus issue) and the Option is not exercised, the Exercise Price of an Option after the issue of those securities is adjusted in accordance with Listing Rule 6.22.

Term and amendments

The ESOP will continue until the Board or Committee decides to terminate or discontinue it. The Board or Committee can also decide to suspend the ESOP for a fixed period or indefinitely.

The Board or Committee may at any time by resolution amend and modify the ESOP.

SCHEDULE 2

Details of Equity Securities issued in the previous 12 months

For the purposes of Listing Rule 7.3A.6(b), the tables below set out specific details for each issue of Equity Securities that has taken place in the 12-month period preceding the date of the Meeting.

Date of issue	23 November 2018

Number and class of Equity Securities issued	2,036,227 Shares

Summary of terms	Shares rank pari passu with Shares then on issue

Names of persons who received the Equity Securities or basis on which those persons were determined	Existing shareholders who elected to participate in a Share Purchase Plan.

Issue price	$0.38

Discount to market price (if any)	Yes - Shares issued at 10.8% discount to 15-day VWAP of the Company.

Date of issue	4 January 2019

Number and class of Equity Securities issued	250,000 unlisted Options

Summary of terms

Options issued to employees under the Company’s ESOP.

All Options have an exercise price of $0.4925 and expire on 4 January 2024

Options vest in four equal tranches on the following dates:

•  4 July 2019

•  4 January 2020

•  4 July 2020

•  4 January 2021

Names of persons who received the Equity Securities or basis on which those persons were determined	Dr Jeremy Simpson: 50,000 Gabrielle Heaton: 50,000 Daniel Berg: 50,000 David Cain: 50,000 Kate Hill: 50,000

Issue price	Options issued for nil consideration as part of the Company’s ESOP

Discount to market price (if any)	N/A - issued for nil consideration